UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Sequans Communications S.A.

(Name of Issuer)

Ordinary Shares, nominal value €0.01 per share

(Title of Class of Securities)

817323207 (American Depositary Shares, each representing four Ordinary Shares)

(CUSIP Number)

Sophie Paquin
Bpifrance Participations S.A.
6-8, boulevard Haussmann

75009 Paris
France

+33 1 53 89 55 73

With copy to:

John C. Partigan

Lloyd H. Spencer

Nixon Peabody LLP

799 9th Street NW, Suite 500

Washington, DC 20001

(202) 585-8000

((Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 7, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 817323207
1	Name of Reporting Person Caisse des Dépôts
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 13,200,072 Ordinary Shares

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 13,200,072 Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,200,072 Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.6% of the Ordinary Shares

14	Type of Reporting Person (See Instructions) OO

Page 2 of 13 Pages

CUSIP No. 817323207
1	Name of Reporting Person Bpifrance Participations S.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 13,200,072 Ordinary Shares

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 13,200,072 Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,200,072 Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.6% of the Ordinary Shares

14	Type of Reporting Person (See Instructions) OO

Page 3 of 13 Pages

CUSIP No. 817323207
1	Name of Reporting Person Bpifrance S.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 13,200,072 Ordinary Shares

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 13,200,072 Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,200,072 Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.6% of the Ordinary Shares

14	Type of Reporting Person (See Instructions) OO

Page 4 of 13 Pages

CUSIP No. 817323207
1	Name of Reporting Person EPIC Bpifrance
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 13,200,072 Ordinary Shares

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 13,200,072 Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,200,072 Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.6% of the Ordinary Shares

14	Type of Reporting Person (See Instructions) OO

Page 5 of 13 Pages

Amendment No. 8 to Schedule 13D

This Amendment No. 8 (this “Amendment”) is being filed by Caisse des Dépôts, a French special public entity (établissement spécial) (“CDC”), Bpifrance Participations S.A., a société anonyme incorporated under the laws of the Republic of France (“Bpifrance Participations”), Bpifrance S.A., a société anonyme incorporated under the laws of the Republic of France (“Bpifrance”), and EPIC Bpifrance, a French public institution of industrial and commercial nature (“EPIC” ) (collectively, the “Reporting Persons”) pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

This Amendment amends and supplements the Schedule 13D relating to Ordinary Shares of the Issuer filed with the Securities and Exchange Commission (the “SEC”) on December 2, 2013, as amended by: (i) Amendment No. 1 to Schedule 13D filed with the SEC on December 24, 2015; (ii) Amendment No. 2 to Schedule 13D filed with the SEC on September 20, 2016; (iii) Amendment No. 3 to Schedule 13D filed with the SEC on January 18, 2018; (iv) Amendment No. 4 to Schedule 13D filed with the SEC on April 3, 2020; (v) Amendment No. 5 to Schedule 13D filed with the SEC on February 12, 2021; (vi) Amendment No. 6 to Schedule 13D filed with the SEC on August 9, 2021; and (vii) Amendment No. 7 to Schedule 13D filed with the SEC on March 17, 2022 (collectively, as amended, the “Schedule 13D”).

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D, as amended. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated as follows:

This Amendment relates to the ordinary shares, nominal value €0.01 per share (the “Ordinary Shares”), of Sequans Communications S.A. (the “Issuer”). The principal executive offices of the Issuer are located at 15-55 boulevard Charles de Gaulle, 92700 Colombes, France.

Item 2.	Identity and Background.

Item 2 is hereby amended and supplemented as follows:

As of the date hereof, Bpifrance Participations directly holds 13,200,072 Ordinary Shares. As of the date hereof, none of Bpifrance, CDC or EPIC holds any Ordinary Shares directly. Bpifrance may be deemed to be the beneficial owner of 13,200,072 Ordinary Shares, indirectly through its sole ownership of Bpifrance Participations. CDC and EPIC may be deemed to be the beneficial owners of 13,200,072 Ordinary Shares, indirectly through their joint ownership and control of Bpifrance.

Attached as Appendices A, B, C and D to Item 2 is information concerning the executive officers and directors of Bpifrance Participations, CDC, EPIC and Bpifrance, respectively, required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons, nor, to the best of their knowledge, any of the persons referred to in Appendices A, B, C and D to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended and supplemented as follows:

All of the Ordinary Shares that are held of record by the Reporting Persons as reported herein were acquired for investment purposes. The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional Ordinary Shares or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Ordinary Shares or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law. In addition, the Reporting Persons may continue to acquire additional Ordinary Shares of the Issuer on the open market, if conditions are favorable, but are under no obligation to do so. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Page 6 of 13 Pages

Except as set forth in this Amendment or disclosed in the Schedule 13D, none of the Reporting Persons currently has any plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

As of the date hereof, Bpifrance Participations holds directly 13,200,072 Ordinary Shares, which represents approximately 5.6% of the Issuer’s Ordinary Shares. As of the date hereof, none of Bpifrance, CDC or EPIC holds any Ordinary Shares directly. Bpifrance may be deemed to be the beneficial owner of 13,200,072 Ordinary Shares, indirectly through its sole ownership of Bpifrance Participations. CDC and EPIC may be deemed to be the beneficial owners of 13,200,072 Ordinary Shares, indirectly through their joint ownership and control of Bpifrance.

This Amendment is being filed to reflect a decrease in the Reporting Persons’ percentage ownership of the Issuer’s Ordinary Shares, which resulted solely from an increase in the number of Ordinary Shares outstanding since the filing of Amendment No. 7 to Schedule 13D and is not due to any transactions in the Ordinary Shares by the Reporting Persons.

(a) See also the information contained on the cover pages of this Amendment, which is incorporated herein by reference. The percentage of Ordinary Shares beneficially owned by each Reporting Person is based on 233,824,336 outstanding Ordinary Shares of the Issuer as of June 30, 2023, as reported in the Issuer’s Form 6-K filed with the SEC on August 7, 2023.

(b) See the information contained on the cover pages of this Amendment, which is incorporated herein by reference.

(c) There have been no reportable transactions with respect to the Ordinary Shares of the Issuer within the last 60 days by the Reporting Persons, or, to the best of their knowledge, any of the persons referred to in Appendices A, B, C and D to Item 2.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

As previously disclosed in Schedule 13D, Dr. Georges Karam, chairman of the board of directors and chief executive officer of the Issuer, made certain undertakings to Bpifrance Participations in a letter dated September 14, 2016, (the “Undertaking”). Pursuant to the Undertaking, Dr. Karam has agreed to support the designation of a director by Bpifrance Participations to serve on the Issuer’s board of directors for so long as Bpifrance Participations and its affiliates beneficially owns at least 5% of the outstanding Ordinary Shares or voting rights of the Issuer. Bpifrance Participations designated Ms. Mailys Ferrère, the director of the Large Venture Investments Department of Bpifrance Participations, as its representative. Ms. Ferrère was elected to the Issuer’s board of directors at the combined ordinary and extraordinary meeting of shareholders held on June 30, 2017 and remained in that capacity until the combined ordinary and extraordinary meeting of shareholders held on June 27, 2023. Ms. Mailys Ferrère no longer serves as a director of the Issuer and Bpifrance Participations has not designated another person to serve on the board of directors of the Issuer.

Page 7 of 13 Pages

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

99.1	Joint Filing Agreement, dated as of February 12, 2021, by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Reporting Person’s Schedule 13D/A filed on February 12, 2021).

Page 8 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2023

Caisse des Dépôts

By:	/s/ Laurence Giraudon
Name:	Laurence Giraudon
Title:	Chief Operating Officer Finance and Operations Department

EPIC Bpifrance

By:	/s/ Sophie Paquin
Name:	Sophie Paquin
Title:	Director of Legal Affairs

Bpifrance S.A.

By:	/s/ Boubakar Dione
Name:	Boubakar Dione
Title:	Group Director of Legal Affairs

Bpifrance Participations S.A.

By:	/s/ Sophie Paquin
Name:	Sophie Paquin
Title:	Director of Legal Affairs

Page 9 of 13 Pages

APPENDIX A

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

BPIFRANCE PARTICIPATIONS S.A.

The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance Participations S.A. are set forth below. The business address of each director and executive officer is Bpifrance Participations S.A., 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

BOARD OF DIRECTORS

Name	Present Principal Occupation or Employment

NICOLAS DUFOURCQ	Director, Chairman, Chief Executive Officer of Bpifrance Participations, and Chief Executive Officer of Bpifrance

CAROLE ABBEY DUVAL	Director, Head of the Steering Department of strategic holdings at Caisse des Dépôts

REMI FOURNIAL	Director, Head of M&A at Group Caisse des Dépôts

FREDERIC SAINT-GEOURS	Director, Director of Société nationale SNCF

FRENCH STATE, represented by CHARLES SARRAZIN	Director, in charge of shareholding interests in the Service & Finance sectors, Agence des Participations de l'Etat (French State Shareholding Agency)

CONSTANCE VALIGNY	Director, Assistant Director for macroeconomic policies, Direction Générale du Trésor (French Treasury)

CHLOE MAYENOBE	Director, Chief Growth Officer and General Representative at Solarisbank

VICTOIRE AUBRY	Director, Chief Financial Officer of Icade

CAROLINE PAROT	Director, CEO of Europcar Mobility Group

EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment

NICOLAS DUFOURCQ	Chief Executive Officer

JOSÉ GONZALO	Executive Director

PIERRE BENEDETTI	Chief Financial Officer

Page 10 of 13 Pages

APPENDIX B

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

CAISSE DES DÉPÔTS

The name, business address and present principal occupation or employment of each of the members of the Management Committee of Caisse des Dépôts are set forth below. The business address of each director and executive officer is Caisse des Dépôts, c/o 56, rue de Lille, 75007 Paris, France. Unless otherwise indicated, each such person is a citizen of France.

MANAGEMENT COMMITTEE

Name	Present Principal Occupation or Employment

ERIC LOMBARD	Chief Executive Officer of Caisse des Dépôts

OLIVIER SICHEL	Deputy Chief Executive Officer of Caisse des Dépôts

NICOLAS DUFOURCQ	Chief Executive Officer of Bpifrance

VIRGINIE CHAPRON DU JEU	Risk Director of Caisse des Dépôts Group

PIERRE CHEVALIER	Head of Legal, Tax and Compliance Department

NATHALIE TUBIANA	Risk Director of Caisse des Dépôts Group

OLIVIER MAREUSE	Chief Investment officer - Director of Savings Funds at Caisse des Dépôts

CATHERINE MAYENOBE	Deputy Chief Executive, Operations and Business Transformation Director of Caisse des Dépôts Group

SOPHIE QUATREHOMME	Group Corporate Communications Director

MICHEL YAHIEL	Pensions and Solidarity Director

ANTOINE SAINTOYANT	Director of strategic holdings at Caisse des Dépôts

MARIE-LAURE GADRAT	Secretary General

AURÉLIE ROBINEAU-ISRAĒL	Head of Human Resources

Page 11 of 13 Pages

APPENDIX C

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

EPIC BPIFRANCE

The name, business address and present principal occupation or employment of each of the directors and executive officers of EPIC Bpifrance are set forth below. The business address of each director and executive officer is EPIC Bpifrance, 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

DIRECTORS

Name	Present Principal Occupation or Employment

CHRISTIAN BODIN	Director, Chairman, Chief Executive Officer of EPIC Bpifrance

PIERRE-LOUIS AUTIN	Director, Head of department SITTAR at the Higher Education, Research and Innovation Ministry

PIERRE CHABROL	Director, Deputy Director at the Directorate of Financing, Industry and Market of the Ministry of Economy and Finance

LOUIS PASQUIER DE FRANCLIEU	Director, Deputy Director at the 3rd General Directorate for Budget of the Ministry of Economy and Finance

EMMANUELLE BENHAMOU	Director, Deputy at the audit and accounting department of the Agence des Participations de l'Etat (French State Shareholding Agency)

GERALDINE LEVEAU	Director, Deputy General Secretary for Public Investment

MARION-ANNE MACE	Director, Deputy Director for companies’ development, General Directorate for Companies of the Ministry of Economy and Finance

Page 12 of 13 Pages

APPENDIX D

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

BPIFRANCE S.A.

The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance S.A. are set forth below. The business address of each director and executive officer is Bpifrance S.A., 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

DIRECTORS

Name	Present Principal Occupation or Employment

ERIC LOMBARD	Director, Chairman, Chief Executive Officer of the Caisse des Dépôts

NICOLAS DUFOURCQ	Director, Chairman and Chief Executive Officer of Bpifrance Participations, and Director, Chief Executive Officer of Bpifrance

ALEXIS ZAJDENWEBER	Director, Chairman of the Agence des Participations de l'Etat (French State Shareholding Agency)

SEBASTIEN RASPILLER	Director, Chief of the service relating to the financing of the economy at the Direction Générale du Trésor (French Treasury)

MARIE DELEAGE	Director representing the employees

PHILIPPE BAYEUX	Director representing the employees

PIERRE-ANDRE DE CHALENDAR	Director, Chairman of Saint-Gobain

CLAIRE DUMAS	Director, Finance Director at Société Générale

SOPHIE STABILE	Director, CFO at Groupe Lagardère

CATHERINE LAGNEAU	Director, Deputy Director of the General council of economy

ANTOINE SAINTOYANT	Director, Director of strategic holdings at Caisse des Dépôts

HAROLD HUWART	Director, Vice-president of the Regional Council of Centre-Val-de-Loire, in charge of the economy, farming and associations

CAROLE ABBEY DUVAL	Director, Head of the Steering Department of strategic holdings at Caisse des Dépôts

DIANE SIMIU	Director, deputy of the general commissioner for sustainable development at the Ministry for economic and solidarity transition

STEPHANIE PERNOD	Director, Vice-president of the Regional Council of Auvergne-Rhône-Alpes, in charge of the economy, relocation, regional and digital preference

NATHALIE TUBIANA	Director, Head of finance and sustainable policy of Caisse des Dépôts Group

Page 13 of 13 Pages